EXHIBIT 21
Subsidiaries of Oppenheimer Holdings Inc.
As of December 31, 2024
Pursuant to Item 601(b)(21)(ii) of Regulation S-K, the names of certain other subsidiaries of Oppenheimer are omitted because, considered in the aggregate as a single subsidiary, they would not constitute a "significant subsidiary" as that term is defined in Rule 1-02(w) of Regulation S-X under the Securities Exchange Act of 1934.

Company	Jurisdiction of Incorporation or Formation
Oppenheimer & Co. Inc.	Delaware
E.A. Viner International Co.	Delaware
Oppenheimer Asset Management Inc.	New York
Oppenheimer Europe Ltd.	United Kingdom